Monthly Report - January, 2016

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $       13,067,608       13,067,608
Change in unrealized gain (loss) on open            (325,308)        (325,308)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0                0
      obligations
   Change in unrealized gain (loss) from U.S.          95,709           95,709
      Treasury obligations
Interest Income 			               55,614           55,614
Foreign exchange gain (loss) on margin deposits      (49,553)         (49,553)
				                 ------------    -------------
Total: Income 				           12,844,070       12,844,070

Expenses:
   Brokerage commissions 		            1,029,818        1,029,818
   Management fee 			               35,010           35,010
   20.0% New Trading Profit Share 	              232,289          232,289
   Custody fees 		       	                    0                0
   Administrative expense 	       	               97,836           97,836
					         ------------    -------------
Total: Expenses 		                    1,394,953        1,394,953
Net Income(Loss)			   $       11,449,117       11,449,117
for January, 2016

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (186,416.607    $     5,368,725    203,477,231    208,845,956
units) at December 31, 2015
Addition of 		 	              0        603,160        603,160
451.959 units on January 1, 2016
Redemption of 		 	              0    (2,223,657)    (2,223,657)
(1,924.946) units on  January 31, 2016*
Net Income (Loss)               $       325,779     11,123,338     11,449,117
for January, 2016
         			   -------------   -------------   -----------


Net Asset Value at January 31, 2016
(184,995.761 units inclusive
of 52.141 additional units) 	      5,694,504    212,980,072    218,674,576
				  =============  ============= ==============


		GLOBAL MACRO TRUST January 2016 UPDATE
                      Year to Date     Net Asset
Series	  January ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1       5.50% 	   5.50%  $    1,151.93	  168,143.009 $   193,688,976
Series 2       4.70% 	   4.70%  $    1,429.49	       39.121 $        55,923
Series 3       4.72% 	   4.72%  $    1,449.01	   14,252.575 $    20,652,124
Series 4       6.07% 	   6.07%  $    1,670.23	    2,561.056 $     4,277,553

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




			February 23, 2016
Dear Investor:


The Trust was profitable in January largely due to gains from long interest rate futures positions. Short energy futures positions and long dollar forward trades were profitable to a lesser extent. On the other hand, trading of equity futures was unprofitable and trading of metals, softs, and agricultural commodities futures were each slightly negative.

Weak economic data out of China and concerns about policy makers' competence generated a renewed rout in Chinese equities and the yuan.
In turn, these events combined with a further collapse in energy prices to trigger a worldwide equity selloff that led investors to buy safe haven sovereign government debt. The demand for this debt was underpinned when Mario Draghi suggested that the ECB would ease further at its March meeting; when the Bank of Japan moved official interest rates into negative territory at month-end; and when the Bank of England delayed any potential rate increase. Consequently, long positions in U.S., German, French, Italian, British, Japanese, Canadian and Australian note, bond and short-term interest rate futures were profitable.

With the International Energy Agency suggesting that the "...world could drown in [oil] oversupply..." ; with crude oil production at or near recent record levels in many countries--e.g. Saudi Arabia, Russia, the U.S., Iraq; and with Iranian exports ramping up, crude prices slumped below $30 per barrel. Short positions in Brent crude, WTI crude, RBOB gasoline, London gas oil, and heating oil were profitable. The gains were reduced late in the month when reports that Russia and Saudi Arabia might be discussing plans for production cuts sparked an oil price rebound.

Currency trading was volatile. Given the search for safety, declining oil prices and the Federal Reserve's "relatively hawkish" policy position, long dollar trades relative to emerging and commodity producing countries were profitable. Long positions versus the currencies of Canada, Russia, Mexico, Korea and Poland registered gains. A long dollar trade against the pound sterling was profitable in the wake of the Bank of England's decision not to raise official rates, as was a long dollar/short Swiss franc trade. The gain on long dollar trades was reduced significantly during the final week of January when oil prices and equity markets rebounded, and the dollar receded. Trading the dollar versus the Aussie dollar, Japanese yen, New Zealand dollar, Singapore dollar, Norwegian krone, Turkish lira and Chilean peso was unprofitable.

Equity markets were volatile as they closely tracked developments in energy prices. Long positions U.S., British, Japanese and European equity futures generated losses. Meanwhile, short positions in Chinese, Korean, Singaporean, Indian, and Spanish index futures, and trading of Hong Kong futures provided partially offsetting profits.

Safe haven demand pushed up precious metals prices and small losses were sustained on short gold and silver trades. Small profits on short copper and nickel positions produced a partial offset.

Long cocoa and sugar trades, and short corn and soybean meal trades were unprofitable and were reduced or reversed.



     Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman